SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

FIRST EQUITY PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320097-20-7

(CUSIP Number)

Steven C. Metzger

3626 N. Hall Street, Suite 800

Dallas, Texas 75219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 320097-20-7

1)       Names of Reporting Persons

Nevada Sea Investments, Inc.

................................................................................................................................................

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)        ........................................................................................................................

(b)        ........................................................................................................................

3) SEC Use Only .....................................................................................................................

WC

4) Source of Funds (See Instructions) ........................................................................................

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ..................

............................................................................................................................................................

Nevada

6) Citizenship or Place of Organization ......................................................................................

-0-

7) Sole Voting Power ...................................................................................................

Number of          ___________________________________________________________________________

Shares

                                                                                                                      -0-

Beneficially        8) Shared Voting Power ...............................................................................................

Owned by          ___________________________________________________________________________

Each Reporting                                                                                        -0-

Person With       9) Sole Dispositive Power ............................................................................................

                         ___________________________________________________________________________

-0-

10) Shared Dispositive Power ........................................................................................

-0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person ..........................................

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

............................................................................................................................................................

0%

13) Percent of Class Represented by Amount in Row (11) ...........................................................

CO

14) Type of Reporting Person (See Instructions) .........................................................................

................................................................................................................................................

................................................................................................................................................

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Item 1. Security and Issuer

This Amendment No. 6 to Statement on Schedule 13D (“Amendment No. 6”) is an amendment to Schedule 13D for original date of event of June 27, 1995, filed with the Securities and Exchange Commission (the “Commission”) on July 24, 1995, as amended by Amendment Nos. 1 through 5 thereto (the “Amended Statement”), all relating to shares of Common Stock, par value $0.01 per share, of First Equity Properties, Inc., a Nevada corporation (the “Issuer” or “FEPI”), which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number for the shares of Common Stock of FEPI, par value $0.01 per share, is 320097-20- 7.

The Issuer is a Nevada corporation, originally incorporated December 19, 1996, and is the ultimate successor-in-interest to Wespac Investors Trust III, a California real estate investment trust (“Wespac”), originally established August 22, 1983. This Amendment No. 6 is being filed by the Reporting Person identified below to report the sale of 396,411 (37.48%) of the shares of Common Stock, par value $0.01, with the Reporting Person retaining no Shares of Common Stock of the Issuer.

Item 2. Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

(a)-(c) and (f). This Amendment No. 6 is filed by Nevada Sea Investments, Inc. (“NSII”), a Nevada corporation, which has its principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. NSII’s principal business activity is investment in real estate and securities of other business ventures. The officers and directors of NSII are Neil Crouch II, Director, President and Treasurer, and Craig E. Landess, Vice President, each of which is a citizen of the United States of America. NSII is wholly owned by the Nevada Sea Trust, a trust governed by the laws of the State of Texas. The Nevada Sea Trust was established by Trust Agreement dated January 3, 2011, for the benefit of the children of Gene E. Phillips, deceased (the “NS Trust”).

(d)       During the last five years, neither NSII nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, neither NSII nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 5. Interest and Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)       According to the latest information available from the Issuer, as of December 31, 2020, the total number of issued and outstanding shares was 1,057,628 shares of Common Stock. After giving effect to the matters described in Item 5(c), the Reporting Person does not now own or hold, directly and beneficially, any shares as of March 25, 2021.

(b)       Not applicable.

(c)       During the sixty calendar days ended March 25, 2021, NSII did not engage in any transaction in the Shares of FEPI Common Stock or any other equity interest derivative thereof, except that, pursuant to a Stock Purchase Agreement, effective March 25, 2021, NSII and TPS Income, Inc. each sold all shares of Common Stock of FEPI owned by either to A Way Financial, Inc., a Delaware corporation, for the aggregate sum of $200,000 ($100,000 to NSII and $100,000 to TPS Income, Inc.), thereby disposing of all shares of Common Stock of FEPI owned by either NSII or TPS Income, Inc.

(d)       No person other than NSII or its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, any shares of FEPI Common Stock previously held by NSII.

(e)       After giving effect to the transaction described in subpart (c) above on March 25, 2021, NSII (as well as TPS Income, Inc.) ceased to be the holder of more than 5% of the outstanding Common Stock of FEPI.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except for the sale of Shares of the Issuer to A Way Financial, Inc. described in Item 5(c) above, NSII does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: March 30, 2021

NEVADA SEA INVESTMENTS, INC.

By:	/s/ R. Neil Crouch II
R. Neil Crouch II
President and Treasurer